BD 11/05/03

SECUR 03052200 MISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5 (A)
# PART III

| SEC FILE NUMBER |
|---|
| 8- 53604 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Integrity Brokerage Services, Inc.

| OFFICIAL USE ONLY |
|---|
| 117589 |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2424 Vista Way #316
(No. and Street)

COPY

Oceanside (City) CA (State) 92056 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joshua Helmle 760-450-1000
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mary Louise De Meo; Leone, De Meo & Associates
(Name – *if individual, state last, first, middle name*)

5790 Fleet Street, Ste.120 Carlsbad, CA 92008
(Address) (City) (State) (Zip Code)

PROCESSED
DEC 17 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED OCT 27 2003 WASH. D.C. 155 SECTION

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





AA 12/15/2003

Integrity Brokerage Services, Inc.
Supplemental Schedules
December 31, 2002

Schedule 3: Computation of Net Capital

| | | |
|---|---|---|
| Total stockholders' equity | $ | 83,109 |
| Deduct stockholders' equity not allowable for net capital | | - |
| Total stockholders' equity qualified for net capital | | 83,109 |
| Nonallowable assets | | |
| Furniture, computer equipment & software, at cost, net of accumulated depreciation | | 8,664 |
| Prepaid expenses | | 654 |
| | | 9,318 |
| Net capital before haircuts on securities positions | | 73,791 |
| Haircuts on securities | | |
| Money market accounts, certificates of deposit | | 2,591 |
| Net capital | $ | 71,200 |
| Aggregate indebtedness | $ | 110,668 |
| Computation of basic net capital requirement | | |
| Minimum net capital required | | 13,833 |
| Minimum dollar net capital requirement | | 50,000 |
| Net capital requirement | $ | 50,000 |
| Excess net capital | $ | 21,200 |
| Excess net capital at 1,000 percent | $ | 60,133 |
| Ratio:Aggregate indebtedness to net capital | | 1.55 to 1 |
| Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2002) | | |
| Net capital, as reported in Company's Part II (unaudited) FOCUS report | $ | 71,200 |
| Net capital per above | $ | 71,200 |

The accompanying notes are an integral part of these financial statements.